

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2024

Michael Sherrick
Executive Vice President and Chief Financial Officer
Information Services Group, Inc.
2187 Atlantic Street
Stamford, CT 06902

      Re: Information Services Group, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-33287

Dear Michael Sherrick:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 29

1.   Please explain why you believe the adjustment of $4.8 million for the accounts receivable reserves for the year ended December 31, 2023 in determining Adjusted EBITDA and Adjusted Net Income complies with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services